Exhbit 99.1	STOCK BONUS PLAN FOR
KANSAS CITY LIFE
AGENTS AND GENERAL AGENTS

AND

CONTRIBUTORY DEFERRED COMPENSATION PLAN
FOR KANSAS CITY LIFE GENERAL AGENTS

Kansas City Life Insurance Company’s Stock Bonus Plan provides a convenient way for you to save up to 15% of your earned first year and renewal commissions. And, Kansas City Life will give you a bonus in Company stock to help your savings grow. The Contributory Deferred Compensation Plan permits additional contributions to be made for retirement. The features of the Plans are described in this booklet.

Eligibility

As an agent or general agent of Kansas City Life, you are eligible to participate in the Stock Bonus Plan. Any agent who is compensated under the special agent compensation amendment at any time during a calendar year will not be eligible to participate in this Plan.

A general agent may also participate in the Contributory Deferred Compensation Plan.

PART A
STOCK BONUS PLAN

Plan Benefits

An eligible agent or general agent meeting the qualification requirements may voluntarily defer the receipt of a portion of your compensation and may receive matching bonus payments in stock of the Company, with dividends being used to purchase additional shares. You will not be taxed on these amounts until you actually receive them.

Qualification Requirements

You may make a contribution to your account for each calendar year in which you meet the minimum production and persistency requirements.

MINIMUM ANNUAL PRODUCTION REQUIREMENTS

Paid	Agent’s Paid Net Annualized
Policies*	First Year Commission

25	$24,000

*Paid policy requirement will not apply to you if the combination of your age and years with an agent’s and/or general agent’s contract with the Company equals 65, or your paid net annualized first year commission is equal to or greater than the current Top Hatters net annualized first year commission production level prorated for a calendar year.

THE QUALIFYING PERIOD IS FOR EACH CALENDAR YEAR

(Production Requirements will not be Pro-Rated)

Persistency Requirement

To qualify for the persistency requirement, your “bonus” per-sistency must be at least 82%.

Voluntary Compensation Deferral

For each year you meet the production and persistency requirements, you may contribute up to 15% of your earned first year and renewal commissions to your voluntary account.

Stock Bonus Account

As long as you meet the qualification requirements, the Company will contribute to your bonus account Company stock equal in amount to 50% of the first 5% of your earned first year and renewal commissions you have voluntarily deferred under this

Plan.

For example:

If You	The Company
Contribute	Will Contribute

2%	1%
3	1.5
4	2
5-15	2.5

The amount you may contribute voluntarily by monthly compensation reduction is determined by your earned first year and renewal commissions in the prior year. Your contributions will be at the rate of 2% to 15% in whole percentages. For example, you may contribute 2%, 9% or 14%. See the section titled “Investment Options” later in the Plan for your investment choices.

If you meet the production requirements, but do not meet the persistency requirements, you may contribute up to 15% of your earned first year and renewal commissions. However, the Company will not make a bonus contribution in this event.

Vesting

Your voluntary contributions, and any gains or losses credited to them, are immediately 100% vested.

After you have accumulated three qualifying years, 30% of the Company’s stock bonus contributions are vested in you. Each additional year of qualification adds another 10% to your vesting until all Company contributions are vested at the end of ten qualifying years.

You will be credited with a qualifying year for each year you meet the published production and persistency requirements, and, prior to January 1, 1995, are not on one of the Company’s finance plans. If you have an account balance and you are being compensated under the special agent compensation amendment, then beginning January 1, 1998 you will also be credited with a qualifying year for each year you meet the published production and persistency requirements.

VESTING SCHEDULE

# Qualifying
Years	% Vested

1	0
2	0
3	30
4	40
5	50
6	60
7	70
8	80
9	90
10	100

PART B
CONTRIBUTORY DEFERRED
COMPENSATION PLAN

Qualification Requirements

If you are a general agent, you may make a contribution to your account for each calendar year in which you meet the minimum production requirement for this Plan.

MINIMUM ANNUAL PRODUCTION REQUIREMENT

Total Agency Calendar Year NAFYC

$50,000

THE QUALIFYING PERIOD IS FOR EACH CALENDAR YEAR

(Production Requirement will not be Pro-Rated)

Compensation Deferral

For each year you meet the production requirement, you may contribute up to 30% of your agency’s earned first year and renewal override commissions in the prior year to your account.

The amount you contribute will be by monthly compensation reduction and may be at a rate from 1% to 30% in whole percentages. For example, you may contribute 1%, 17% or 29%. The Company will not match your contribution. For investment choices, see the section “Investment Options” later in the Plan.

Vesting

Your contributions, and any gains or losses credited to your account, will be 100% vested.

GENERAL PROVISIONS

Investment Options

You may direct the investment of all or a part of the annual contribution made by you to funds 1, 2, 3, 4, 5, 6 or 8. Fund 7 shall contain only amounts contributed by the Company to the Stock Bonus Account in Part A. You may not direct any of your contributions to this fund. Your contribution may be invested 100% in any of these funds, or, if you wish to invest in more than one fund, you can specify the percentage of each contribution to be invested in each fund. The percentage must be a whole percentage, that is, no fractional percentages will be permitted. You may request changes in the investment percentages each month.

Beginning August 15, 2000 in Part A, you will transfer your current account balance to one or more of the funds. Thereafter, in both Parts, you may require that the value of any one or more of your account(s) in the funds be transferred to any other fund or funds. The transfers must be done in whole percentages, and may be made only once a month. Changes in investment percentages and transfers between funds will be governed by rules of the Administrative Committee.

You may elect to change your compensation percentage in either Plan as of the first day of any month, but no more than once in any six month period, by giving such written notice as may be required by the Administrative Committee.

You may also suspend your contributions as of the first day of any month. You may later resume your contributions, but only after at least six months have passed since your contributions were suspended. You must give such written notice as the Administrative Committee may require to suspend or resume your contributions.

Withdrawals

If you become 100% vested you may, subject to Administrative Committee approval, elect to receive your vested account at either age 55, 60, 62, 65 or 68, provided you are 100% vested before the age at which you elect to receive the proceeds. Notice of your desire to receive your vested account must be received by the Administrative Committee at least 60 days before your birthday at the appropriate age of 55, 60, 62, 65 or 68.

You will receive payment of your vested account upon your retirement on or after your 70th birthday, or by reason of death, disability, or termination of your contract. Payment of your vested account will be made to you within one year of such event. However, payment of your voluntary deferrals will be made to you within 60 days of such event. For either amount, earlier payment may be made at the sole discretion of the Administrative Committee.

There will be no distribution of your account except upon the occurrence of one of the aforementioned causes, or for educational withdrawals or withdrawals for the purchase of your principal home as described later in this Plan.

Except for educational withdrawals or withdrawal for the purchase of your principal home, when you receive your account it will be 100% of the vested proceeds. Partial withdrawals are not otherwise permitted.

The payment of your vested account will be made either in the form of annuity payments offered by the Company at the time such payments are to commence or if you do not elect to receive such annuity payments within 60 days prior to the date you are eligible, the entire amount will be paid in a lump sum. However, all shares of Company stock in Part A will be part of the payment unless the Trustees elect otherwise.

General Regulations

At the end of the calendar year, your production and persistency records will be examined to determine qualification in both Parts, and the appropriate contribution to your Stock Bonus Account.

You will not pay federal income tax on your voluntary contributions, the bonus contributions to your account in Part A, or on any gains, losses and dividends credited to your accounts, until the proceeds are paid to you.

You will have an individual account record of the value of your accumulated voluntary and stock deposits paid by the Company to Part A, and your account value in Part B. You will be advised quarterly of the balance of all of your accounts.

A separate account for each Part will be kept for any voluntary contributions you may have made when eligible. You will make these contributions by signing an agreement to reduce your compensation by the amount you want to contribute prior to the year in which you are eligible to contribute.

If you transfer to a noncommission, management or employee position at the request of the Company, or as an employee of a general agent with the consent of the Company, the vested amount will become the value of your account. Your account will continue to be valued monthly until closed.

If you leave Kansas City Life you are eligible to return and participate in the plan again with the vesting requirements beginning anew.

You have the right to designate a beneficiary in either Part at any time by filing a written request with the Company. The designation of beneficiary, or change of beneficiary, shall become effective only upon receipt of such request by the Company. Upon receipt by the Company of your request, the beneficiary designation will relate back to and take effect as of the date you signed the request whether or not you are living at the time the Company receives it.

If there is no designated beneficiary living or in effect at the time of your death when any payment hereunder shall be payable to a beneficiary, then the payment shall be made as follows: to your wife or husband, if living; if not living, to your lineal descendants, in equal shares, per stirpes; if none survives, to your surviving parents, equally; if neither survives, to your executors or administrators.

None of your rights, privileges, proceeds or other interests in either Part can be transferred, commuted or assigned for the security of debts, except that if you owe money to Kansas City Life, or any of its subsidiary or affiliated companies, such company shall have the right to offset and apply any such accumulated funds to the reduction of your indebtedness to said company. No payment of accumulated funds will be made to you or your beneficiary until your indebtedness to the company is fully paid.

You will forfeit any amounts due you under Part A (including vested Company contributions, but not your voluntary deferrals) if you replace or assist in replacing a policy issued by Kansas City Life Insurance Company (or an affiliated company) with a policy of another insurer, or if you induce or attempt to induce an agent to leave the service of Kansas City Life Insurance Company (or an affiliated company).

You will also forfeit any amounts due you under Part A (including vested Company contributions, but not your voluntary deferrals) if you violate either the terms of your agent’s contract, the rules or regulations of the Company, or the insurance laws or regulations in the states in which you may solicit applications for insurance.

The term “disability” or “disabled” as used in this Plan means a physical or mental condition of an agent resulting from a bodily injury or disease or mental disorder, which, in the opinion of the Administrative Committee, renders said agent incapable of continuing under contract with the Company. The Administrative Committee may require the opinion of a licensed physician or surgeon acceptable to the Committee or such other evidence as it may require from time to time.

The bonus contribution made by the Company in Part A will be in shares of Company stock. Your voluntary contributions in both Parts will be made in cash. The Trustees shall vote the shares of stock of the Company held for your account in Part A only in accordance with your direction, which direction may be certified to the Trustees of the Stock Bonus Plan by the Committee, or any agent designated thereby, provided such direction is received by the Trustees at least five days before the date set for the meeting at which such shares are to be voted. Shares with respect to which no such direction shall be received shall be voted by the Trustees in the same proportions as are shares as to which voting instructions have been received.

The value of the funds in both Parts will be determined on the last market business day of each month. The Company stock in Part A will be valued at the average of its bid price on the over-the-counter market for all business days following the previous monthly valuation date. You will be provided a quarterly statement of your account in both Plans which will reflect your contributions and any gains or losses on the funds. There is no guarantee against loss of principal in any of the funds.

The Company reserves the right to change the annual production and persistency requirements of Part A and the production requirement in Part B. The Administrative Committee will review these require-ments annually. Any changes will always be announced in advance and such changes will apply only to future qualifying years.

The Company also reserves the right to amend or terminate this Plan at any time. If a Plan is terminated, you will receive the vested amount credited to your accounts as of the date of the Plan termination. All nonvested Company contributions of any kind or type will revert to the Company.

Parts A and B are not qualified plans. The programs are funded entirely by the Company and secured by its assets. All assets of the Plan and Trust are subject to the claims of the Company’s general creditors.

Break in Service

Failure to earn a new qualifying year in two consecutive years will be considered a “break” in service, unless it occurs after you have a 100% vested interest in your accounts.

For example, if you were to qualify for four years but then did not qualify for the next two years, you would have a “break” in service.

A break in service may cancel your eligibility to participate in both Parts. Your accounts may be closed at the sole discretion of the Administrative Committee, and if so, your vested deposits will be paid to you within one year after the account is closed.

The Company may waive the break in service if you have earned at least five qualifying years in the plan and the “break” occurs because you are disabled. Evidence of disability must be submitted to the Administrative Committee of the Plan and determination of the existence of disability will rest with the Committee.

Requirements for Educational and Home Purchase Withdrawal

You may be entitled to a withdrawal of a portion, or all, of your vested deferred account in both Parts if you have a child or children between the ages of 18 and 25 who are enrolled in an accredited institution of higher learning. If you wish to request a withdrawal, you must do so in writing, setting forth the basis for your request and establishing to the satisfaction of the Committee that you have a need for the requested funds to provide for the advanced education of your child or children. The Committee may accept or reject your request, and its decision shall be final. The Committee may require specific information and documentation to support your request.

If you are purchasing your principal residence, you may be entitled to a withdrawal of a portion, or all, of your vested deferred account in both Parts if you establish a need for such withdrawal to the satisfaction of the Committee. Your request must be in writing, and must include such specific information and documentation as shall be required by the Committee. The Committee may accept or reject your request, and its decision shall be final.

Past Service

If you successfully complete one of the Company’s finance

programs, you will receive credit for one “qualifying year” for vesting purposes for each year you were in the finance program prior to January 1, 1995.

Administrative Committee

The Administrative Committee shall consist of three persons designated by the Company, who shall serve until their successors are designated, and said Committee shall have the responsibility for the general administration of the Plan and for carrying out the provisions of the Plan in accordance with its terms.

The action of a majority of the members expressed by a vote in a meeting or in writing without a meeting shall constitute the action of the Committee and shall have the same effect for all purposes as if assented to by all members of the Committee at the time in office.

Subject to the limitations of this Plan, the Committee shall establish rules or regulations for the administration of the Plan. The Committee shall interpret the Plan and decide any and all matters arising hereunder, including the right to remedy possible ambiguities, inconsistencies or omissions. All interpretations, determinations and decisions of the Committee in respect of any matter hereunder shall be final, conclusive and binding on all parties affected thereby.

The Administrative Committee shall make all determinations as to the right of any person to a benefit. Any denial by the Committee of a claim for benefits under this plan shall be stated in writing by the Committee and delivered or mailed to the participant or the beneficiary and such notice shall set forth the specific reason for the denial. In addition, the Committee shall provide a reasonable opportunity for any participant or beneficiary whose claim for benefits has been denied for a review of the decision denying the claim.

The Executive Committee shall fill all vacancies on the Committee as soon as is reasonably possible after a vacancy takes place, and until a new appointment takes place, the remaining members of the Committee shall have authority to act if approved by two members.